Filed by 1295908 B.C. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

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CBC News

Canadian company Algoma Steel to go public again in takeover worth more than $1B US

Sault Ste. Marie-based steelmaker can produce about 2.8 million tonnes of steel per year

Algoma Steel is to become a public company again as the century-old Canadian steelmaker has agreed to be taken over by New York-based acquisition firm Legato Merger Corp.

Officials from both companies will have more information about the proposed deal at a news conference on Tuesday morning, but the deal will give Algoma's current owners just over $1.1 billion US worth of new shares in the combined company. That breaks down as $750 million worth of shares in the new company up front, plus another chunk of shares currently worth $375 million if certain financial targets are hit.

Legato itself only went public in an initial public offering earlier this year, raising $236 million to fund acquisitions.

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The company is what's known as a special purpose acquisition company, or SPAC, which are essentially publicly traded pools of money created solely to purchase other companies.

Legato shares trade on the Nasdaq, but once the deal goes through Algoma will file to list its shares on the Toronto Stock Exchange, too.

Legato seeks to buy companies in the renewable energy, infrastructure and industrial sectors, and Algoma fits the bill.

While Legato is new, Algoma has been around in one form or another for more than a century. After being founded in 1902, the company was acquired in 2007 by Indian conglomerate Essar Group for more than $1.6 billion, before entering insolvency proceedings in 2015 after the price of steel cratered.

Algoma emerged from those proceedings as an independent entity and has since set its focus to sustainability. Among other initiatives, the company is proposing to convert one of its coal-fired blast furnaces to an electric-arc system that would reduce its carbon emissions by more than three million tonnes a year.

The company currently has a production capacity of about 2.8 million tonnes of steel a year, which makes it the second largest steel company in Canada. It also employs roughly 2,700 people. An investor presentation says the company is proposing $44 million worth of cost savings annually, but it's not immediately clear what that means for the company's current work force of 2,700 people.

Algoma's current management team will stay with the new company.

Steel prices have soared to their highest level in decades this year. Similar to other commodities, production and prices slowed to a crawl throughout 2020 as the world economy slowed down to deal with COVID-19. But now steelmakers can't keep up with demand.

In February, rating agency Moody's raised the company's credit rating based on "an improvement in operating performance and credit metrics due to higher steel prices and the expectation that the company will generate positive free cash flow," Moody's said in a release.

"No [steel] market was spared in 2020, as demand and shipments were hurt by knock-on effects from the pandemic," Bloomberg Intelligence metals and mining analyst Andrew Cosgrove said in a report on the steel market last week. "A sharp snapback is expected to take hold in 2021 as shipments climb nearly 30 per cent, with the construction sector likely to drive about two-thirds of the increase, in our view."

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Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.

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